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Exhibit 3.4

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF DESIGNATIONS, PREFERENCES
AND RIGHTS OF SERIES D CONVERTIBLE PREFERRED STOCK
OF
CANO PETROLEUM, INC.

        Cano Petroleum, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), DOES HEREBY CERTIFY as follows:

        FIRST: That the Board of Directors of the Company, at a duly convened meeting on September 29, 2009, duly adopted resolutions approving and adopting the amendments set forth below to the Certificate of Designations of Series D Convertible Preferred Stock of the Company (the "Certificate of Designations"), and that such amendments have been approved and adopted by the requisite number of existing holders of the Common Stock and the Series D Convertible Preferred Stock of the Company.

        SECOND: That the amendments set forth below have been duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

        THIRD: That the Certificate of Designations is hereby amended as follows:

  A.
  The following is added as Section (23) of the Certificate of Designations:

    Notwithstanding anything to the contrary contained in the Transaction Documents, the holders of the Preferred Shares shall have none of the preferences, rights, privileges or powers of, or restrictions provided for the benefit of, the Preferred Shares contained in the Transaction Documents relating to, arising out of or caused by the execution and delivery of that certain Agreement and Plan of Merger dated September 29, 2009, by and among Resaca Exploitation, Inc., a Texas corporation ("Resaca"), Resaca Acquisition Sub, Inc., a Delaware corporation and the Company (the "Merger Agreement") and the consummation of the transactions contemplated thereby (the "Merger") (including, without limitation, any rights to require the Company to redeem any of the Preferred Shares or notice, voting or consent rights), except to receive the Preferred Conversion Consideration (as such term is defined in the Merger Agreement) pursuant to the terms of the Merger Agreement and such other rights (including registration rights and preemptive rights having terms consistent with those presently contained in the Transaction Documents) not inconsistent with the foregoing as shall be reasonably acceptable to the Company, Resaca and the Required Holders. In the event that (i) the Merger Agreement is terminated in accordance with its terms, (ii) the Merger Agreement is amended, modified or supplemented or any waiver is given by any party thereto that is individually or in the aggregate adverse to the interests of the holders of the Preferred Shares without the prior written consent of the Required Holders or (iii) Parent fails to assume the Company's obligations under the Transaction Documents to the extent not otherwise eliminated pursuant to this Section (23) with respect to the Merger, this Section (23) shall be inoperative and of no force or effect.

D-1

        IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by S. Jeffrey Johnson, its Chairman of the Board of Directors and Chief Executive Officer, as of the             day of                                    , 2010.

CANO PETROLEUM, INC.
By:
Name:	S. Jeffrey Johnson,
Title:	Chairman of the Board of Directors and Chief Executive Officer

D-2

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  Exhibit 3.4
CERTIFICATE OF AMENDMENT TO CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF SERIES D CONVERTIBLE PREFERRED STOCK OF CANO PETROLEUM, INC.